United States
Securities And Exchange Commission
Washington, D.C. 20549

Form S-3

Registration Statement
Under The Securities Act Of 1933

Metropolitan Life Insurance Company
(Exact name of registrant as specified in its charter)

New York
(State or other jurisdiction of incorporation or organization)

13-5581829
(I.R.S. Employer Identification Number)

200 Park Avenue, New York, New York 10166
(212) 578-9500
(Address, including zip code, and telephone number, including area code,
of registrant's principal executive offices)

Ricardo A. Anzaldua

Metropolitan Life Insurance Company
200 Park Avenue, New York, New York 10166

(212) 578-3762
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:
Diane E. Ambler, Esq.
K&L Gates LLP
1601 K Street, N.W.
Washington, D.C. 20006

As Soon as Practicable Following the Effectiveness of the Registration Statement
(Approximate date of commencement of proposed sale to the public)

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than offered only in connection with dividend or interest reinvestment plans, check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐   Accelerated filer ☐

Non-accelerated filer ☒ (Do not check if a smaller reporting company)   Smaller reporting company ☐

Calculation Of Registration Fee

TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED	AMOUNT TO BE REGISTERED	PROPOSED MAXIMUM OFFERING PRICE PER UNIT[1]	PROPOSED MAXIMUM AGGREGATE OFFERING PRICE	AMOUNT OF REGISTRATION FEE[2]
Fixed Account Units with a Market Value Adjustment Cash Out Feature	100,000,000	Not applicable	$100,000,000	$11,590

1. Interests are sold on a dollar for dollar basis and not on the basis of a price per share or unit.

2. In addition to the $100,000,000 in securities identified in the fee table above, pursuant to Rule 415(a)(6) under the Securities Act, this Registration Statement covers approximately [ ] of unsold securities that were previously registered on the Form S-3 registration statement (File No. 333-192929), initially filed December 18, 2013, by Metropolitan Life Insurance Company (the "Prior Registration Statement"). The Prior Registration Statement registered securities in the Fixed Account Contract (Fixed Account Units with a Market Value Adjustment Cash Out Feature) of the Registrant with a maximum aggregate offering price of $100,000,000. The remaining unsold securities (and associated filing fees paid) are being carried forward to this Registration Statement pursuant to Rule 415(a)(6). No filing fee is currently due in connection with the securities being carried forward to this Registration Statement.

This Registration Statement contains a combined prospectus under Rule 429 under the Securities Act of 1933 which relates to the Form S-3 registration statement (File No. 333-192929), initially filed December 18, 2013, by Metropolitan Life Insurance Company. Upon effectiveness, this Registration Statement, which is a new Registration Statement, will also act as a post-effective amendment to such earlier Registration Statement.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

SPECIAL TERMS

In this prospectus, the following terms have the indicated meanings:

Accumulation Period — The period before the commencement of Annuity Payments.

Annuitant — A person on whose life the Maturity Date depends and Annuity Payments are made.

Annuity Payments — A series of periodic payments (a) for life; (b) for life with a minimum number of payments; (c) for the joint lifetime of the Annuitant and another person, and thereafter during the lifetime of the survivor; or (d) for a fixed period.

Annuity Period — The period during which Annuity Payments are made.

Beneficiary (ies) — The person(s) or trustee designated to receive any remaining contractual benefits in the event of a Participant's, Annuitant's or Contract Owner's death, as applicable.

Cash Surrender Value — The Cash Value less any amounts deducted upon a withdrawal or surrender, outstanding loans, if available under the Contract, any applicable Premium Taxes or other surrender charges not previously deducted.

Cash Value — The value of the accumulation units in Your account (or a Participant's Individual Account, if applicable) less any reductions for administrative charges.

Code — The Internal Revenue Code of 1986, as amended, and all related laws and regulations, which are in effect during the term of this Contract.

Company (We, Us, Our) — Metropolitan Life Insurance Company ("MetLife").

Competing Fund — Any investment option under the Plan, which in Our opinion, consists primarily of fixed income securities and/or money market instruments.

Contract(s) — Gold Track Select variable annuity.

Contract Date — The date on which the Contract is issued. For certain group Contracts, it is the date on which the Contract becomes effective, as shown on the specifications page of the Contract.

Contract Owner — The person named in the Contract (on the specifications page, which may be the Participant if so authorized). For certain group Contracts, the Contract Owner is the trustee or other entity which owns the Contract. Any reference in this prospectus to the Contract includes the underlying Certificate. Certificates are issued to Participants under group allocated Contracts.

Contract Year — A continuous twelve -month period beginning on the Contract Date and each anniversary thereof. Contract Year also means certificate year.

Declared Interest Rate(s) — One or more rates of interest which may be declared by the Company. Such rates will never be less than the Guaranteed Interest Rate stated in the Contract and may apply to some or all of the values under the Registered Fixed Account Option for periods of time determined by the Company.

ERISA — The Employee Retirement Income Security Act of 1974, as amended, and all related laws and regulations which are in effect during the term of this Contract.

General Account — Comprised of the Company's assets, other than assets in its Separate Account and any other separate accounts it may maintain.

Guarantee Period — The period through the end of the first calendar year during which the Contract was purchased and successive 12-month periods thereafter during which a Guaranteed Interest Rate is credited.

Guaranteed Interest Rate — The annual effective interest rate credited during the Guarantee Period.

Home Office — The principal executive offices of Metropolitan Life Insurance Company located at 200 Park Avenue, New York, NY 10166-0188. The office that administers Your Contract is located at 4700 Westown Parkway, Ste. 200, West Des Moines, Iowa 50266.

Market Adjusted Value — The value of funds held in the Registered Fixed Account Option increased or decreased by the Market Value Adjustment.

WHEN A MARKET VALUE ADJUSTMENT AND SURRENDER CHARGES APPLY — GENERAL

If Your Contract Value is subject to both a Market Value Adjustment and a surrender charge, the Market Value Adjustment will be applied first. A surrender charge will generally apply if You make a partial or full surrender of Your Contract. If You make a transfer from Your Contract to the Separate Account Options, Your transfer will not be subject to a surrender charge. Transfers from Your Contract to Competing Funds are prohibited. (See "Surrenders".) A Market Value Adjustment only applies to Contract discontinuations.

THE INSURANCE COMPANY — RISK

Metropolitan Life Insurance Company is a leading provider of insurance, annuities, and employee benefits programs throughout the United States. The Company offers life insurance and annuities to individuals, as well as group insurance and retirement & savings products to corporations and other institutions. The Company was formed under the laws of New York in 1866. The Company is a wholly-owned subsidiary of MetLife, Inc. MetLife, Inc. is a leading global provider of insurance, annuities and employee benefit programs, serving 90 million customers. Through its subsidiaries and affiliates, MetLife, Inc. holds leading market positions in the United States, Japan, Latin America, Asia, Europe and the Middle East.

Benefit amounts are paid from Our General Account and are subject to the financial strength and claims paying ability of the Company and Our long term ability to make such payments and are not guaranteed by <u>Our parent company, MetLife, Inc., or by</u> any other party. We issue other annuity contracts and life insurance policies where We pay all money We owe under those contracts and policies from Our General Account. The Company's General Account is not segregated or insulated from the claims of the Company's creditors. We are regulated as an insurance company under state law, which includes, generally, limits on the amount and type of investments in its General Account. However, there is no guarantee that We will be able to meet Our claims paying obligations; there are risks to purchasing any insurance product. The Company's financial statements include a further discussion of risks inherent within the Company's General Account investments. (See "Information Incorporated by Reference"). You may surrender Your Contract at any time, but the Cash Value may be subject to a surrender charge and/or a Market Value Adjustment calculation that may increase or decrease the amount payable upon surrender. The Company's Home Office is located at 200 Park Avenue, New York, NY 10166-0188. The office that administers Your Contract is located at 4700 Westown Parkway, Ste. 200, West Des Moines, Iowa 50266.

We reserve the right with 30 days advance written notice to restrict Purchase Payments into the Registered Fixed Account Option or to make transfers from the Separate Account Options into the Registered Fixed Account Option whenever the credited interest rate is equal to the minimum Guaranteed Interest Rate specified in Your Contract. You should consider how significant the ability to make allocations or transfers to the Registered Fixed Account Option is for Your long term investment plans, because the Registered Fixed Account Option may not be available at all times.

THE ANNUITY CONTRACT AND YOUR RETIREMENT PLAN

If You participate through a retirement Plan or other group arrangement, the Contract may provide that all or some of Your rights or choices as described in this prospectus are subject to the Plan's terms. For example, limitations on Your rights may apply to Purchase Payments, withdrawals, transfers, loans, the death benefit and pay-out options.

The Contract may provide that a Plan administrative fee will be paid by making a withdrawal from the Contract/Certificate Cash Value. Also, the Contract may require that You or Your Beneficiary obtain a signed authorization from Your employer or Plan Administrator to exercise certain rights. We may rely on Your employer's or Plan Administrator's statements to Us as to the terms of the Plan or Your entitlement to any amounts. We are not a party to Your employer's retirement Plan. We will not be responsible for determining what Your Plan says. You should consult the Contract and Plan document to see how You may be affected.

We accept Purchase Payments made by check or cashier's check. We do not accept cash, money orders or traveler's checks. We reserve the right to refuse Purchase Payments made via a personal check in excess of $100,000. Purchase Payments over $100,000 may be accepted in other forms, including but not limited to, EFT/wire transfers, certified checks, corporate checks, and checks written on financial institutions. The form in which We receive a Purchase Payment may determine how soon subsequent disbursement requests may be fulfilled.

Declared Interest Rates of the Initial and Subsequent Renewal Periods

Initial interest rates are declared quarterly, and those rates are guaranteed for a 12-month period.

At the end of the 12-month Guarantee Period, a renewal interest rate will be determined. The rate will never be less than the minimum interest rate permitted under New York law (The minimum interest rate depends on the date Your Contract is issued but will not be less than 1%). At the end of the initial Guarantee Period, the first renewal rate will be guaranteed to the end of that calendar year. The second and all subsequent renewal rates will be declared each January 1 thereafter, and will be guaranteed through December 31 of that year.

In the future, the Company may decide to offer the Registered Fixed Account Option with guaranteed rates that are declared on a calendar quarter basis and applied to all Purchase Payments for the remainder of the calendar quarter. At the end of such calendar quarter and all subsequent calendar quarters, the Company will declare a new guarantee rate that will be applied to all new Purchase Payments allocated to the Registered Fixed Account Option for the following calendar quarter, as well as Purchase Payments that were previously applied to the Registered Fixed Account Option.

The Company has no specific formula for determining the rate(s) of interest that it will declare. Generally, the rates We determine will reflect interest rates available on the types of debt instruments in which We intend to invest the amounts directed to the Registered Fixed Account Option (See "Investments by the Company"). In addition, the Company's management may also consider various other factors in determining interest rates for a given period, including regulatory and tax requirements; sales commission and administrative expenses borne by the Company; general economic trends; and competitive factors. **The Company's management will make the final determination as to any Declared Interest Rates and any interest in excess of the minimum interest rate allowed under New York state law. The Company cannot predict nor guarantee the rates of any future declared interest in excess of the minimum rate.**

Cash Values

We will credit amounts held under the Registered Fixed Account Option with interest. The minimum Guaranteed Interest Rate will never be lower than the minimum rate permitted under New York state law (The minimum interest rate depends on the date Your Contract is issued but will not be less than 1%). Interest is credited daily. Purchase Payments (other than the initial Purchase Payment) are allocated to the Registered Fixed Account Option as of the close of the business day on which We receive the Purchase Payment at the Home Office. Therefore, Purchase Payments begin earning interest the day after We receive the Purchase Payment in good order.

Section 403(b) Collateralized Loans

If Your employer's Plan and Gold Track Select Contract permits loans, such loans will be made only from any Registered Fixed Account Option value and only up to certain limits. In that case, We credit Your Registered Fixed Account Option value up to the amount of the outstanding loan balance with a rate of interest that is less than the interest rate We charge for the loan. For loans not subject to ERISA, the maximum loan interest rate is 7.4% per year. For loans subject to ERISA, the maximum loan interest will not exceed the greater of (i) a current Moody's Corporate Bond Yield Average or similar average stated in Your Contract, or (ii) the rate used to compute the Cash Surrender Value under the Registered Fixed Account Option plus 1% per annum. The Code and applicable income tax regulations limit the amount that may be borrowed from Your Contract and all of Your employer Plans in the aggregate and also require that loans be repaid, at a minimum, in scheduled level payments over a proscribed term. Your employer's Plan and Contract will indicate whether loans are permitted. The terms of the loan are governed by the Contract and loan agreement. Failure to satisfy loan limits under the Code or to make any scheduled payments according to the terms of Your loan agreement and federal tax law could have adverse tax consequences. Consult Your tax adviser and read Your loan agreement and Contract prior to taking any loan.

General

Subject to the termination provisions described below, the Contract Owner may request a full or partial surrender of Cash Values at any time from the Registered Fixed Account Option.

We may withhold payment of Cash Surrender Value or a Participant's loan proceeds if any portion of those proceeds would be derived from a Contract Owner's check that has not yet cleared (i.e., that could still be dishonored by Your banking institution). We may use telephone, fax, internet or other means of communication to verify that payment from the Contract Owner's check has been or will be collected. We will not delay payment longer than necessary for Us to verify that payment has been or will be collected. Contract Owners may avoid the possibility of delay in the disbursement of proceeds coming from a check that has not yet cleared by providing Us with a certified check.

Payment of Full or Partial Surrenders

In the event of a partial surrender from the Registered Fixed Account Option, We will pay the requested value less any applicable surrender charges. All partial surrenders will be made on a last-in, first-out basis. If an allocated account is surrendered for reasons other than Contract termination, We will pay the Cash Value, less any outstanding loan surrenders not previously deducted, less any Premium Tax, the administrative charge, and any surrender charges, as applicable. **Please consult the accompanying variable annuity Contract prospectus for any applicable surrender charges.**

Contract Termination

If the Contract is discontinued, no further Purchase Payments or transfers will be allowed. The Market Value Adjustment will be applied to the Cash Value in the Registered Fixed Account Option 30 days before the date of discontinuance. Under the terms of the Contract We reserve the right to terminate when a Participant's Individual Account is less than an amount stated in Your Contract and Purchase Payments have not been made for at least three years.

If the Contract is discontinued because of Plan Termination due to the dissolution or liquidation of the employer under US Code Title 11 procedures, the Cash Surrender Value will be distributed directly to the employees entitled to share in such distributions pursuant to the Plan. Distribution may be in the form of cash payments, annuity options or deferred annuities. This provision does not apply to Plans established under Section 457 of the Code.

We will not terminate the Contract that includes a guaranteed death benefit if at the time the termination would otherwise occur the guaranteed amount under any death benefit is greater than the Cash Value. However, if You are the Participant and the Plan determines to terminate the Contract at a time when You (the Participant) have a guaranteed amount under any death benefit that is greater than the Cash Value, You (the Participant) forfeit any guaranteed death benefit You (the Participant) have accrued under the death benefit upon termination of the Contract.

Market Value Adjustment

The following discussion of Market Adjusted Values applies only to Contract Owners who are not Participants. If You are a Participant, contact Your Plan trustee or Your employer regarding how the Market Value Adjustment will affect You if the Contract is terminated.

If the Contract Owner requests a full surrender of the Contract or of all Contract values held in the Registered Fixed Account Option for reasons other than those discussed in paragraphs 2 and 3 under "Contract Termination," the Company will determine the Market Adjusted Value of the Registered Fixed Account Option.

If the Company discontinues the Contract, We will pay the Contract Owner the Cash Value of the Registered Fixed Account Option.

The amount payable to the Contract Owner if a Contract is discontinued may be increased or decreased by the application of the Market Value Adjustment formula. Generally, if interest rates increase, one could expect the Market Value Adjustment to decrease and if interest rates decrease, one could expect the Market Value Adjustment to increase. The formula is the following:

Market Adjusted Value = Cash Value $\times (1 + RO)^5 / (1 + R1 + .0025^\dagger)^5$

INVESTMENTS BY THE COMPANY

We must invest Our assets according to New York state law regarding the nature, quality and diversification of investments that may be made by life insurance companies. In general, these laws permit investments, within specified limits and subject to certain qualifications, in federal, state and municipal obligations, corporate bonds, preferred and common stocks, real estate mortgages, real estate and certain other investments. All General Account assets of the Company would be available to meet the Company's guarantee under the Registered Fixed Account Option. The proceeds from the Registered Fixed Account Option will become part of the Company's general assets and are available to fund the claims of all classes of customers of the Company.

In establishing Declared Interest Rates, the Company will consider the yields available on the instruments in which it intends to invest the amounts directed to the Registered Fixed Account Option. The current investment strategy for the Contracts is to invest in investment-grade fixed income securities, including public bonds, privately placed bonds, and mortgages, some of which may be zero coupon securities. While this generally describes Our investment strategy, We are not obligated to follow any particular strategy except as may be required by federal and state laws.

ANNUAL STATEMENT

At the end of each calendar year, You will receive a statement that will show:

- Your Cash Value as of the end of the preceding year;

- all transactions regarding Your Contract during the year;

- Your Cash Value at the end of the current year; and

- the interest credited to Your Contract.

DISTRIBUTION OF THE CONTRACTS

MetLife Investors Distribution Company ("MLIDC") is the principal underwriter and distributor of the securities offered through this prospectus. MLIDC, which is Our affiliate, also acts as the principal underwriter and distributor of some of the other variable annuity contracts and variable life insurance policies We and Our affiliated companies issue. We reimburse MLIDC for expenses MLIDC incurs in distributing the Contracts (e.g. commissions payable to the retail broker-dealers who sell the Contracts.) MLIDC does not retain any fees under the Contracts. MLIDC's principal executive offices are located at 200 Park Avenue, New York, NY 10166. MLIDC is registered as a broker-dealer with the SEC under the Securities Exchange Act of 1934, as amended (the "Exchange Act") as well as the securities commissions in the states in which it operates, and is a member of the Financial Industry Regulatory Authority ("FINRA"). FINRA provides background information about broker-dealers and their registered representatives through FINRA BrokerCheck. You may contact the FINRA BrokerCheck Hotline at 1-800-289-9999, or log on to www.finra.org. An investor brochure that includes information describing FINRA BrokerCheck is available through the Hotline or on-line.

The Contracts are sold through unaffiliated broker-dealers, registered with the SEC as broker-dealers under the Exchange Act and members of FINRA. The Contracts may also be sold through the mail, the Internet or by telephone.

There is no front-end sales load deducted from Purchase Payments to pay sales commissions. Distribution costs are recovered through the separate account charge. MLIDC pays compensation based upon a 'gross dealer concession' model. The maximum gross dealer concession is 5% of each Purchase Payment. The gross dealer concession applies each year the Contract is in force and, starting in the second Contract Year, is a maximum of 1.00% of the contract value each year that the Contract is in force for servicing the Contract. Gross dealer concession may also be paid when the Contract is annuitized. The amount of this gross dealer concession credited upon an annuitization depends on several factors, including the number of years the Contract has been in force.

We may make payments to MLIDC that may be used for its operating and other expenses, including the following sales expenses: compensation and bonuses for MLIDC's management team, advertising expenses, and other expenses of distributing the Contracts. MLIDC's management team and registered representatives also may be eligible for non-cash compensation items that we may provide jointly with MLIDC. Non-cash items include conferences,

INFORMATION INCORPORATED BY REFERENCE

Under the Securities Act of 1933, the Company has filed with the SEC a registration statement (the "Registration Statement") relating to the Contracts offered by this prospectus. This prospectus has been filed as a part of the Registration Statement and does not contain all of the information set forth in the Registration Statement and the exhibits and reference is hereby made to such Registration Statement and exhibits for further information relating to the Company and the Contracts. The Company's annual report on Form 10-K was filed with the SEC on [ ] via EDGAR File No. [ ]. The Form 10-K contains information for the period ended December 31, [ ], about the Company, including consolidated audited financial statements for the Company's latest fiscal year. The Company's Form 10-K is incorporated by reference into this prospectus. The Company's quarterly statement on Form 10-Q filed with the SEC on [ ] via EDGAR File No. [ ] is also incorporated by reference into this prospectus.In addition, all documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering, are also incorporated by reference into this prospectus. We are not incorporating by reference, in any case, any documents or information deemed to have been furnished and not filed in accordance with SEC rules.

There have been no material changes in the Company's affairs which have occurred since the end of the latest fiscal year for which audited consolidated financial statements were included in the Form 10-K or which have not been described in a Form 10-Q or Form 8-K filed by the Company under the Exchange Act.

If requested, the Company will furnish, without charge, a copy of any and all of the reports or documents that have been incorporated by reference into this prospectus. You may direct Your requests to the Company at, 200 Park Avenue, New York, NY 10166-0188. The telephone number is 1-800-842-9406. You may also access the incorporated reports and other documents at www.metlife.com.

The Company files periodic reports as required under the Exchange Act (including Form 10-K, 10-Q and 8-K). You may also read and copy any materials that the Company files with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITY

The Company's parent, MetLife, Inc., has secured a financial institutions bond in the amount of $50,000,000, subject to a $5,000,000 deductible. MetLife, Inc. also maintains directors' and officers' liability insurance coverage with limits of $400 million under which MLIDC, as well as certain other subsidiaries of MetLife, Inc. are covered. A provision in MetLife Inc.'s by-laws provides for the indemnification (under certain circumstances) of individuals serving as directors or officers of certain organizations, including the Company and MLIDC.

EXPERTS

Legal matters in connection with federal laws and regulations affecting the issue and sale of the Contracts described in this prospectus and the organization of the Company, its authority to issue such Contracts under New York state law and the validity of the forms of the Contracts under New York state law have been passed on by legal counsel for the Company.

Independent Registered Public Accounting Firm

The consolidated financial statements, and the related financial statement schedules, incorporated in this prospectus by reference in this Registration Statement from the Company and subsidiaries' Annual Report on Form 10-K for the year ended December 31, [ ], have been audited by [ ], an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference . Such consolidated financial statements and financial statement schedules have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.